TortoiseEcofin Acquisition Corp. III

6363 College Boulevard

Overland Park, KS 66211

July 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TortoiseEcofin Acquisition Corp. III

Amendment No. 5 to Registration Statement on Form S-1
Filed June 29, 2021
File No. 333-253586

Ladies and Gentlemen:

Set forth below are the responses of TortoiseEcofin Acquisition Corp. III (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2021, with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1, File No. 333-253586, filed with the Commission on June 29, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 6 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Amendment No. 5 to Registration Statement on Form S-1 filed June 29, 2021

General

1.	We note the added disclosure regarding the anchor investors. Please revise the cover page and the defined term in the Summary on page 1 to acknowledge that if the anchor investors purchase the allocated amount of units, your sponsor will sell the anchor investors an aggregate of 1,650,000 founder shares at their original purchase price of $0.003 per share. In appropriate places, please also discuss the dilutive impact that the issuance of additional founder shares to the anchor investors would have on investors in this offering. Additionally, we note that your anchor investors are not affiliated with management. Please revise to disclose whether any of the anchor investors are affiliated with you, your sponsor, or your directors, as well as any related conflicts or associated risks.

RESPONSE: The Company respectfully advises the Staff that we have revised the disclosure on the cover page and page 1 of the Amendment in response to the Staff’s comments. In addition, the Company respectfully advises the Staff that since our sponsor is transferring the founder shares held by it to the anchor investors and we are not issuing any new Class B ordinary shares, there will be no dilutive impact on the other investors in this offering and we have included this disclosure on the cover page and pages 19 and 131 of the Amendment.

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Securities and Exchange Commission

July 13, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.